K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

June 3, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re: John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 9, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 129 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 81 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 28, 2014, accession no. 0001133228-14-001269 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class NAV, Class R1, Class R2, Class R3, Class R4, Class R5, and Class R6 shares of John Hancock Value Equity Fund, a newly established series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and all comments and responses relate to each prospectus included in the Amendment.

I.	All Prospectuses

Comment 1 — On the front cover, following the legend required by Rule 481 under the Securities Act, there appear to be three headings entitled “Fund summary,” “Fund details,” and “Your account,” each with accompanying text. Please remove this text from the front cover.

Response to Comment 1 — We note that a page break is intended to precede this additional text, which we intend to clarify in the definitive filing of the prospectus.

Comment 2 — In prospectuses for share classes that impose sales charges, in the introductory paragraph under “Fund summary — Fees and expenses,” if applicable, please state that more information about sales charge discounts is available from the investor’s financial professional.

Response to Comment 2 — The Trust has made the requested change.

Comment 3 — Please provide for the staff’s review completed fee tables under “Fund summary — Fees and expenses.” Please also include all appropriate footnotes, including any footnotes describing contractual expense limitations reflected in the fee tables.

Response to Comment 3 — The fee tables for the Fund and the share classes described in the Amendment are included in Appendix A to this letter.

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Comment 4 — In “Fund summary — Principal investment strategies,” it is stated that the Fund may invest in derivatives to gain equity market exposure, among other purposes. Please explain whether such derivatives positions are used to satisfy the Fund’s overall policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in the equity securities of large capitalization companies (the “80% Policy”). If so, please explain how such derivatives would have the economic characteristics of large cap securities, and how such investments are valued for purposes of the 80% Policy.

Response to Comment 4 — The Fund reserves the right to use derivatives to count towards its 80% Policy. A derivative that represents exposure to a large cap security would be considered to have the economic characteristics of that security. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

Comment 5 — In “Fund summary — Principal investment strategies,” it is stated that the Fund considers “large capitalization companies” to be those with market capitalizations, at the time of purchase, within the range of market caps in the Russell 1000 Index (the “Index”). We note that the lower market cap range of the Index as of January 1, 2014, was $930 million, which we consider to be too low for a company to be considered a “large cap” company. Please narrow the scope of the market-cap range of the Index to a more appropriate range or otherwise revise the disclosure to appropriately define a large cap company.

Response to Comment 5 — The Fund’s practice of determining the market cap of a potential portfolio investment by reference to the range of market caps in the Index has been sanctioned by the SEC and its staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (1940 Act Release No. 24828 (Jan. 27, 2001), the “Adopting Release”) and related SEC staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The SEC staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.” There, the staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Trust also respectfully notes that numerous other large cap mutual funds rely on the Index to define the universe of large market capitalization companies. The Fund has adopted a definition of “large cap” companies in accordance with SEC and staff guidance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 6 — In “Fund summary — Principal investment strategies,” it is stated that “Equity securities include, but are not limited to, common and preferred stock and their equivalents, such as depositary receipts, rights and warrants.” Please disclose the other types of equity securities that could be included.

Response to Comment 6 — As the Trust has determined that no other types of equity securities are included in this definition, the statement has been revised accordingly.

Comment 7 — In “Fund summary — Principal investment strategies,” it is stated that the Fund may invest in “certain types of exchange-traded derivative instruments in order to ‘equitize’ cash balances by gaining exposure to relevant equity markets.” Please disclose the types of derivatives that the Fund may use to pursue these goals.

Response to Comment 7 — The Trust notes that this section also discloses that the Fund may invest in futures and foreign currency forward contracts, both of which are types of exchange-traded derivative instruments. Accordingly, the Trust does not believe that any change is necessary in response to this comment.

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Comment 8 — “Fund summary — Principal risks” includes disclosure of “Foreign securities risk.” If applicable, please disclose in “Fund summary — Principal investment strategies” that the Fund may invest in emerging market securities.

Response to Comment 8 — As the Fund does not invest in emerging market securities, the Trust does not believe that any change is necessary in response to this comment.

Comment 9 — “Fund summary — Principal risks,” includes disclosure of “Sector risk.” Accordingly, please disclose in “Fund summary — Principal investment strategies” that the Fund will invest in particular market sectors.

Response to Comment 9 — The Trust respectfully notes that it is stated in “Fund summary — Principal investment strategies” that “The subadvisor selects stocks of companies that it believes are undervalued relative to other companies in that particular company’s industry, market, or sector, and in light of certain characteristics of the company.” (emphasis added) Accordingly, the Trust does not believe that any change is necessary in response to this comment.

Comment 10 — In “Who’s who — Management fees,” please specify the fiscal period covered by the shareholder report in which the Board’s approval process is expected to be disclosed.

Response to Comment 10 — Currently, the date on which the Fund is expected to begin investment operations is not certain. Accordingly, it is not possible for the Fund to determine the fiscal period covered by the shareholder report in which the Board’s approval process is expected to be disclosed. Consequently, the Fund believes that no change is necessary in response to this comment.

Comment 11 — In “Fund details — Who’s who — Subadvisor,” please disclose that the listed portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Item 10(a)(2) of Form N-1A.

Response to Comment 11 — The Trust has made the requested change.

Comment 12 — In prospectuses for share classes that impose sales charges, in “Your account,” in accordance with Item 12(a)(5) of Form N-1A, please disclose whether information regarding sales charges and sales charge reductions are available on a Fund’s website, including whether the website includes hyperlinks to facilitate access to such information.

Response to Comment 12 — The Trust has made the requested change.

Comment 13 — In the “Appendix,” it is stated that the Fund’s subadviser manages portfolios that have investment styles, objectives, policies, and strategies substantially similar as those of the Fund. Please explain supplementally whether these portfolios include registered investment companies.

Response to Comment 13 — Supplementally, the Trust notes that these portfolios include registered investment companies.

Comment 14 — In the “Appendix,” it is stated that the inception date of the Composite is November 1, 2000. We note, however, that the bar chart shows calendar year total returns starting with 2009. Please revise the bar chart to include the calendar year returns beginning in 2004.

Response to Comment 14 — The Trust has made the requested change.

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II.	Class R1 through Class R5 Prospectus

Comment 15 — In “Fund summary — Fees and expenses,” in the fee table, please add a line captioned “Total other expenses” above the line captioned “Total annual fund operating expenses.”

Response to Comment 15 — The Trust has made the requested change.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectuses that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Nicholas J. Kolokithas, Assistant Secretary of the Trust, at (617) 663-4324.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Nicholas J. Kolokithas

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Appendix A – Fee Tables

John Hancock Value Equity Fund
Class A and Class C

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. More information about these and other discounts is available from your financial representative and on pages 13 to 15 of the prospectus under "Sales charge reductions and waivers" or pages [77 to 81] of the fund's Statement of Additional Information under "Initial sales charge on Class A shares."

Shareholder fees (fees paid directly from your investment)	Class A	Class C
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00%	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00% (on certain purchases, including those of $1 million or more)	1.00%
Small account fee (for fund account balances under $1,000)	$20	$20

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C
Management fee [1]	0.80	0.80
Distribution and service (Rule 12b-1) fees	0.30	1.00
Other expenses [2]	0.25	0.25
Total annual fund operating expenses	1.35	2.05

[1]	Due to initial capital investment, the fund will reach a breakpoint in its management fee upon commencement of operations. As a result, the management fee has been estimated for the fund's first year of operations.

[2]	“Other expenses” have been estimated for the fund’s first year of operations.

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John Hancock Value Equity Fund
Class I

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class I
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class I
Management fee [1]	0.80
Other expenses [2]	0.23
Total annual fund operating expenses	1.03

[1]	Due to initial capital investment, the fund will reach a breakpoint in its management fee upon commencement of operations. As a result, the management fee has been estimated for the fund's first year of operations.

[2]	"Other expenses" have been estimated for the fund's first year of operations.

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John Hancock Value Equity Fund
Class NAV

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class NAV
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class NAV
Management fee [1]	0.80
Other expenses [2]	0.11
Total annual fund operating expenses	0.91
[1]	Due to initial capital investment, the fund will reach a breakpoint in its management fee upon commencement of operations. As a result, the management fee has been estimated for the fund's first year of operations.

[2]	"Other expenses" have been estimated for the fund's first year of operations.

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John Hancock Value Equity Fund
Class R1, Class R2, Class R3, Class R4 and Class R5

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R1	Class R2	Class R3	Class R4	Class R5
Maximum front-end sales charge (load)	None	None	None	None	None
Maximum deferred sales charge (load)	None	None	None	None	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R1	Class R2	Class R3	Class R4	Class R5
Management Fee [1]	0.80	0.80	0.80	0.80	0.80
Distribution and service (Rule 12b-1) fees	0.50	0.25	0.50	0.25	0.00
Other Expenses [2]
Service plan fee	0.25	0.25	0.15	0.10	0.05
Remainder of other expenses	0.13	0.13	0.13	0.13	0.13
Total other expenses	0.38	0.38	0.28	0.23	0.18
Total annual fund operating expenses	1.68	1.43	1.58	1.28	0.98

[1]	Due to initial capital investment, the fund will reach a breakpoint in its management fee upon commencement of operations. As a result, the management fee has been estimated for the fund's first year of operations.

[2]	"Other expenses" have been estimated for the fund's first year of operations.

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John Hancock Value Equity Fund

Class R6

Fees and expenses

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	Class R6
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	Class R6
Management fee [1]	0.80
Other expenses [2]	0.13
Total annual fund operating expenses	0.93
Contractual expense reimbursement [3]	–0.02
Total annual fund operating expenses after expense reimbursements	0.91

[1]	Due to initial capital investment, the fund will reach a breakpoint in its management fee upon commencement of operations. As a result, the management fee has been estimated for the fund's first year of operations.

[2]	"Other expenses" have been estimated for the fund's first year of operations.

[3]	The advisor has contractually agreed to waive and/or reimburse all class-specific expenses for Class R6 shares of the fund, including transfer agency fees and service fees, as applicable, to the extent they exceed 0.00% of average annual net assets (on an annualized basis) attributable to Class R6 shares (the Class Expense Waiver). The Class Expense Waiver expires on February 29, 2016, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.